                                                                HEI Exhibit 12.1
                                                                ----------------


Hawaiian Electric Industries, Inc. and subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)


                                                          Three months ended                         Three months ended
                                                               March 31,                                  March 31,
                                                 -----------------------------------      -------------------------------------
(dollars in thousands)                               1999 (1)             1999 (2)              1998 (1)             1998 (2)
-------------------------------------------------------------------------------------------------------------------------------
Fixed charges
Total interest charges (3).....................         $36,642              $69,344               $34,646              $70,750
Interest component of rentals..................           1,101                1,101                   832                  832
Pretax preferred stock dividend requirements
 of subsidiaries...............................             992                  992                 2,489                2,489
Preferred securities distributions of
 trust subsidiaries............................           3,999                3,999                 3,096                3,096
                                                       --------             --------              --------             --------

Total fixed charges............................         $42,734              $75,436               $41,063              $77,167
                                                       ========             ========              ========             ========


Earnings
Pretax income from continuing operations.......         $33,197              $33,197               $38,640              $38,640
Fixed charges, as shown........................          42,734               75,436                41,063               77,167
Interest capitalized...........................            (640)                (640)               (1,616)              (1,616)
                                                       --------             --------              --------             --------

Earnings available for fixed charges...........         $75,291             $107,993               $78,087             $114,191
                                                       ========             ========              ========             ========

Ratio of earnings to fixed charges.............            1.76                 1.43                  1.90                 1.48
                                                       ========             ========              ========             ========

(1)  Excluding interest on ASB deposits.

(2)  Including interest on ASB deposits.

(3) Interest on nonrecourse debt from leveraged leases is not included in total interest charges nor in interest expense in HEI's consolidated statements of income.

Note: Three months ended March 31, 1998 ratios have been restated to remove the effects of discontinued operations.